UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Vista Bancorp, Inc.
(Name of Issuer)

Common Stock, $.50 par value
(Title of Class of Securities)

92830R103
(CUSIP Number)

Alan D. Eskow
Executive V P and CFO
Valley National Bank
1455 Valley Road
Wayne, New Jersey 07470
(973) 305-4003

Copy to:

Ronald H. Janis, Esq.
Pitney, Hardin, Kipp & Szuch
Mail: P.O. Box 1945
Morristown, New Jersey 07962
Delivery: 200 Campus Drive
Florham Park, New Jersey 07932
(973) 966-8263
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 2, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _ _ _ _

CUSIP No. 92830R103

1.	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Valley National Bancorp I.R.S. Identification No. 22-2477875

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

(a) ______ (b) ______ Not applicable.

3.	SEC USE ONLY.

4.	SOURCE OF FUNDS

Not applicable.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.

State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER - 235,000

8.	SHARED VOTING POWER - 0

9.	SOLE DISPOSITIVE POWER - 235,000

10.	SHARED DISPOSITIVE POWER - 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 235,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

Not applicable.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

4.39% based on 5,350,637 shares of common stock outstanding on March 13, 2002 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001.

14.	TYPE OF REPORTING PERSON.

CO

This statement, which is being filed by Valley National Bancorp (“Valley”), constitutes Amendment No. 2 to a Schedule 13D filed with the Securities and Exchange Commission on September 18, 1999 (as amended November 19, 1998) (the “Original Schedule 13D”). The Original Schedule 13D relates to the common stock, par value $.50 per share (the “Common Stock”) of Vista Bancorp, Inc., a New Jersey corporation (“Vista”). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a)	As of the date of this Amendment, Valley beneficially owns 235,000 shares of Vista’s Common Stock. Valley’s stockholdings represent 4.39% of Vista’s Common Stock outstanding (based on 5,350,637 shares of Common Stock outstanding on March 13, 2002 as reported by Vista in its Annual Report on Form 10-K for the year ended December 31, 2001).

(b)	Valley has sole voting and dispositive power with respect to all of the shares of Vista’s Common Stock beneficially owned by it.

(c)	Valley effected the following sales of shares of Common Stock during the sixty days prior to May 2, 2002 and through the date of this Amendment:

(i)	Sold 13,000 shares at a price of 26.72 on April 17, 2002.

(ii)	Sold 5,545 shares at a price of 26.75 on April 19, 2002.

(iii)	Sold 7,000 shares at a price of 26.75 on April 24, 2002.

(iv)	Sold 15,000 shares at a price of 26.88 on April 29, 2002.

(v)	Sold 8,000 shares at a price of 26.87 on April 30, 2002.

(vi)	Sold 30,000 shares at a price of 26.95 on May 2, 2002.

(vii)	Sold 30,000 shares at a price of 26.94 on May 3, 2002.

(viii)	Sold 30,000 shares at a price of 26.98 on May 6, 2002.

(ix)	Sold 20,000 shares at a price of 27.17 on May 7, 2002.

(x)	Sold 10,000 shares at a price of 27.17 on May 8, 2002.

(xi)	Sold 10,000 shares at a price of 27.27 on May 9, 2002.

(xii)	Sold 17,000 shares at a price of 27.17 on May 14, 2002.

(xiii)	Sold 18,000 shares at a price of 27.17 on May 17, 2002.

(xiv)	Sold 5,000 shares at a price of 27.15 on May 20, 2002.

(xv)	Sold 8,000 shares at a price of 27.28 on May 21, 2002.

(xvi)	Sold 14,000 shares at a price of 27.27 on May 22, 2002.

(xvii)	Sold 15,000 shares at a price of 27.30 on June 4, 2002.

(xviii)	Sold 1,000 shares at a price of 27.29 on June 5, 2002.

(xix)	Sold 600 shares at a price of 27.35 on June 11, 2002.

(xx)	Sold 600 shares at a price of 27.40 on July 2, 2002.

(xxi)	Sold 4,000 shares at a price of 27.45 on July 3, 2002.

(xxii)	Sold 21,800 shares at a price of 27.23 on July 5, 2002.

All of such sales were effected on the Nasdaq National Market through a registered broker-dealer.

(d)	Valley does not know of any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by it.

(e)	As a result of the sale of shares of Common Stock, Valley ceased to be the beneficial owner of more than five percent of the Common Stock of Vista on June 4, 2002.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2002	VALLEY NATIONAL BANCORP By: ALAN D. ESKOW —————————————— Alan D. Eskow Executive VP and CFO